SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8F

    APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.   General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [X]  Merger

     [ ]  Liquidation

     [ ]  Abandonment of Registration
          (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ] Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: Sterling Capital Corporation

3.   Securities and Exchange Commission File No.: 811-01537

4.   Is this an initial Form N-8F or an amendment to a previously filed Form
     N-8F?

     [X]  Initial Application     [ ]   Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

          100 Wall Street, 11th Floor
          New York, New York 10005

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

          Michael K. Hoffman, Esq.
          Skadden, Arps, Slate, Meagher & Flom LLP
          Four Times Square
          New York, New York 10036
          (212) 735-3406

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

          Michael Carey
          100 Wall Street, 11th Floor
          New York, New York 10005
          (212) 980-3360

8.   Classification of fund (check only one):

     [X]  Management company;

     [ ]  Unit investment trust; or

     [ ]  Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [ ]  Open-end    [X]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): New York

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     Sterling Capital Corporation was internally managed. Prior to August 2005, Sterling Capital Corporation was located at 635 Madison Avenue, New York, NY 10022.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     Not applicable

13.  If the fund is a unit investment trust ("UIT") provide:

     (a)  Depositor's name(s) and address(es):

     (b)  Trustee's name(s) and address(es):

     Not applicable

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [ ]  Yes       [X]  No

     If Yes, for each UIT state:

          Name(s):

          File No.: 811-___

          Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X]  Yes        [ ]  No

          If Yes, state the date on which the board vote took place:
          May 23, 2005

          If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X]  Yes        [ ]  No

          If Yes, state the date on which the shareholder vote took place:
          September 12, 2005

          If No, explain:

II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X]  Yes      [  ] No

     (a)  If Yes, list the date(s) on which the fund made those distributions:
          September 13, 2005.

     (b)  Were the distributions made on the basis of net assets?

          [ ]  Yes        [X]  No

     (c)  Were the distributions made pro rata based on share ownership?

          [X]  Yes        [ ]  No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

          The Fund distributed full shares of The Gabelli Equity Trust Inc. ("Gabelli") common stock (plus cash in lieu of fractional shares) to Fund shareholders who did not exercise their dissenters' rights (the "Transaction"). For each share of Sterling Capital Corporation held by a Sterling shareholder, such shareholder received the equivalent of .7914 newly issued shares of Gabelli common stock. A single shareholder dissented to the Transaction, and according to the New York Business Corporation Law, the dissenter received fair value for his 27 shares in the form of $200.45 in cash. This amount represents a 1.4% premium to the net asset value and a 4.5% premium to the closing market price of the Sterling shares on September 12, 2005, and is the same price paid to other Sterling shareholders in connection with the Transaction.

     (e)  Liquidations only:
          Were any distributions to shareholders made in kind?

          [ ]  Yes        [ ]  No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only:
     Has the fund issued senior securities?

          [ ]  Yes        [X]  No

     If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

          [X]  Yes        [ ]  No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

          [X]  Yes        [ ]  No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

     In connection with the Transaction and subsequent liquidation of Sterling, the board of directors of Sterling created a liquidating trust and transferred $250,000 in cash to the liquidating trust. The purpose of the liquidating trust is to pay Sterling's known and contingent liabilities as of the date of Sterling's liquidation. Beneficial interests in the liquidating trust were distributed to Sterling's shareholders on a pro rata basis on September 13, 2005. Accordingly, Sterling technically has distributed all of its assets to shareholders. However, the liquidating trust continues to hold approximately $250,000 in cash. This amount is held in cash in a bank account at Citibank. The Trustees of the liquidating trust are all of the independent trustees of Sterling plus Donald J. Puglies, a Delaware citizen who serves as special Delaware Trustee as required by the Delaware Statutory Trust Act. Although the trustees of the liquidating trust have discretion to cause the liquidating trust to retain its cash and use that cash to satisfy Sterling's liabilities for as long as necessary, they have indicated that they intend to distribute any remaining cash to Sterling's former shareholders from six months to one year after Sterling's liquidation.

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

          [ ]  Yes        [X]  No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

          [ ]  Yes        [ ]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

          [X] Yes         [ ]  No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability:

     Sterling has a total of $17,682.53 in outstanding liabilities consisting of $2,682.53 in shareholder communication expenses and $15,000 in outstanding trustees fees.

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

     All outstanding debts or liabilities will be paid by the liquidating trust formed for this purpose.

IV.  Information About Event(s) Leading to Request For Deregistration

22.  (a)  List the expenses incurred in connection with the Merger or
          Liquidation:

          (i)   Legal expenses: $116,000

          (ii)  Accounting expenses: $5,000

          (iii) Other expenses (list and identify separately): None

          (iv)  Total expenses (sum of lines (i)-(iii) above): $121,000

     (b)  How were those expenses allocated?

          All expenses were allocated to the Fund.

     (c)  Who paid those expenses?

          Expenses for which the Fund received invoices prior to September 12, 2005 were paid by the Fund. Any remaining expenses were transferred to the liquidating trust and will be paid by the liquidating trust.

     (d)  How did the fund pay for unamortized expenses (if any)?

          The Fund did not have any unamortized expenses.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ]  Yes       [X]  No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

     [ ]  Yes       [X]  No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ]  Yes       [X]  No

     If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

26. (a) State the name of the fund surviving the Merger: The Gabelli Equity Trust Inc.

     (b) State the Investment Company Act file number of the fund surviving the merger: 811-04700

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: The Amended and Restated Agreement and Plan of Reorganization was filed as Exhibit A to a Proxy Statement/Prospectus on August 18, 2005, under file number 333-126111.

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION


         The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Sterling Capital Corporation, (ii) he or she is the President of Sterling Capital Corporation, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

                                            Sterling Capital Corporation


                                            By: /s/ Wayne S. Reisner
                                                ------------------------
                                                Wayne S. Reisner
                                                President